United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Ramaco Resources, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

75134P303

(CUSIP Number)

Christopher M. Leininger, Esq.

c/o Energy Capital Partners Mezzanine, LLC

51 John F. Kennedy Parkway, Suite 200

Short Hills, NJ 07078

(973) 671-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75134P303	13D	Page 1 of 11 Pages

1	Names of Reporting Persons Energy Capital Partners Mezzanine Opportunities Fund, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 222,634
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 222,634
11	Aggregate Amount Beneficially Owned by Each Reporting Person 222,634
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.6%
14	Type of Reporting Person PN

CUSIP No. 75134P303	13D	Page 2 of 11 Pages

1	Names of Reporting Persons Energy Capital Partners Mezzanine Opportunities Fund A, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,423,181
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,423,181
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,423,181
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.3%
14	Type of Reporting Person PN

CUSIP No. 75134P303	13D	Page 3 of 11 Pages

1	Names of Reporting Persons ECP Mezzanine B (Ramaco IP), LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 985,534
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 985,534
11	Aggregate Amount Beneficially Owned by Each Reporting Person 985,534
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.5%
14	Type of Reporting Person PN

CUSIP No. 75134P303	13D	Page 4 of 11 Pages

1	Names of Reporting Persons Energy Capital Partners Mezzanine GP, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,631,349
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,631,349
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,631,349
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.4%
14	Type of Reporting Person PN

CUSIP No. 75134P303	13D	Page 5 of 11 Pages

1	Names of Reporting Persons Energy Capital Partners Mezzanine, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,631,349
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,631,349
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,631,349
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.4%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 75134P303	13D	Page 6 of 11 Pages

1	Names of Reporting Persons ECP ControlCo, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,631,349
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,631,349
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,631,349
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.4%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 75134P303	13D	Page 7 of 11 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 21, 2017 ( the “Statement”), relating to the Common Stock, $0.01 par value (the “Common Stock”), of Ramaco Resources, Inc., (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 2.	Identity and Background

Item 2 of the Statement is amended and restated in its entirety as follows:

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	Energy Capital Partners Mezzanine Opportunities Fund, LP (“ECP Mezz Fund”);

(2)	Energy Capital Partners Mezzanine Opportunities Fund A, LP (“ECP Mezz Fund A”);

(3)	ECP Mezzanine B (Ramaco IP), LP (“ECP Mezz Fund B” and, together with ECP Mezz Fund and ECP Mezz Fund A, the “ECP Mezz Funds”);

(4)	Energy Capital Partners Mezzanine GP, LP (“ECP Mezz Funds GP”);

(5)	Energy Capital Partners Mezzanine LLC (“ECP Mezz LLC”); and

(6)	ECP ControlCo, LLC (“ECP ControlCo”).

Each of the Reporting Persons are organized under the laws of the State of Delaware. The business address of each of the Reporting Persons is c/o Energy Capital Partners Mezzanine, LLC 51 John F. Kennedy Parkway, Suite 200, Short Hills, NJ 07078. The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.

Information concerning the managing members or executive officers, where applicable, of each Reporting Person (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which employment is conducted, and citizenship is provided on the attached Schedule I and is incorporated by reference herein.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any Related Person, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 75134P303	13D	Page 8 of 11 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 39,062,576 shares of common stock outstanding as of May 8, 2017.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Energy Capital Partners Mezzanine Opportunities Fund, LP	222,634	0.6%	0	222,634	0	222,634
Energy Capital Partners Mezzanine Opportunities Fund A, LP	4,423,181	11.3%	0	4,423,181	0	4,423,181
ECP Mezzanine B (Ramaco IP), LP	985,534	2.5%	0	985,534	0	985,534
Energy Capital Partners Mezzanine GP, LP	5,631,349	14.4%	0	5,631,349	0	5,631,349
Energy Capital Partners Mezzanine, LLC	5,631,349	14.4%	0	5,631,349	0	5,631,349
ECP ControlCo, LLC	5,631,349	14.4%	0	5,631,349	0	5,631,349

Energy Capital Partners Mezzanine Opportunities Fund, LP is the record holder of 222,634 shares of Common Stock; Energy Capital Partners Mezzanine Opportunities Fund A, LP. is the record holder of 4,423,181 shares of Common Stock and ECP Mezzanine B (Ramaco IP), LP is the record holder of 985,534 shares of Common Stock.

ECP Mezz Funds GP is the general partner of each ECP Mezz Fund. Accordingly, ECP Mezz Funds GP may be deemed to indirectly beneficially own the shares of Common Stock held by the ECP Mezz Funds. ECP ControlCo is the sole managing member of ECP Mezz LLC, which is the general partner of ECP Mezz Funds GP and has voting and investment control over the securities held by each of the ECP Mezz Funds. Douglas Kimmelman, Thomas Lane, Andrew Singer, Peter Labbat, Tyler Reeder and Rahman D’Argenio are the managing members of ECP ControlCo and share the power to vote and dispose of the securities beneficially owned by ECP ControlCo. As such, each of ECP Mezz Funds GP, ECP Mezz LLC, ECP ControlCo and Messrs. Kimmelman, Lane, Singer, Labbat, Reeder and D’Argenio may be deemed to have or share beneficial ownership of the shares of Common Stock held by the ECP Mezz Funds. Each such individual or entity disclaims beneficial ownership of these securities.

(c)	None.

CUSIP No. 75134P303	13D	Page 9 of 11 Pages

(d)	None.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Statement is amended to replace the Joint Filing Agreement previously filed as Exhibit 1 with the exhibit of the same number filed herewith:

Exhibit Number	Description

99.1	Joint Filing Agreement.

CUSIP No. 75134P303	13D	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2017

ENERGY CAPITAL PARTNERS MEZZANINE OPPORTUNITIES FUND, LP

By:	Energy Capital Partners Mezzanine GP, LP, its general partner

By:	Energy Capital Partners Mezzanine, LLC, its general partner

By:	ECP ControlCo, LLC, its managing member

By:	/s/ Peter Labbat
Name:	Peter Labbat
Title:	Managing Member

ENERGY CAPITAL PARTNERS MEZZANINE OPPORTUNITIES FUND A, LP

By:	Energy Capital Partners Mezzanine GP, LP, its general partner

By:	Energy Capital Partners Mezzanine, LLC, its general partner

By:	ECP ControlCo, LLC, its managing member

By:	/s/ Peter Labbat
Name:	Peter Labbat
Title:	Managing Member

CUSIP No. 75134P303	13D	Page 11 of 11 Pages

ECP MEZZANINE B (RAMACO IP), LP

By:	Energy Capital Partners Mezzanine GP, LP its general partner

By:	Energy Capital Partners Mezzanine, LLC, its general partner

By:	ECP ControlCo, LLC, its managing member

By:	/s/ Peter Labbat
Name:	Peter Labbat
Title:	Managing Member

ENERGY CAPITAL PARTNERS MEZZANINE GP, LP

By:	Energy Capital Partners Mezzanine, LLC, its general partner

By:	ECP ControlCo, LLC, its managing member

By:	/s/ Peter Labbat
Name:	Peter Labbat
Title:	Managing Member

ENERGY CAPITAL PARTNERS MEZZANINE LLC

By:	ECP ControlCo, LLC, its managing member

By:	/s/ Peter Labbat
Name:	Peter Labbat
Title:	Managing Member

ECP CONTROLCO, LLC

By:	/s/ Peter Labbat
Name:	Peter Labbat
Title:	Managing Member

SCHEDULE I

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth below. The business address of each individual is c/o Energy Capital Partners Mezzanine, LLC 51 John F. Kennedy Parkway, Suite 200, Short Hills, NJ 07078.

ECP ControlCo LLC

Managing Members and Partners

Name	Present Principal Occupation or Employment	Citizenship
Douglas W. Kimmelman	Managing Member	United States
Thomas K. Lane	Managing Member	United States
Andrew D. Singer	Managing Member	United States
Peter Labbat	Managing Member	United States
Tyler Reeder	Managing Member	United States
Rahman D’Argenio	Managing Member and Partner	United States

Investment Committee

The Managing Members and Partners of this entity serve as the investment committee.